

07004912

SEC[illegible]MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 24230

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilford Securities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Third Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie Sachs 212-888-6400
(Area Code – Telephone Number)

PROCESSED

B. ACCOUNTANT IDENTIFICATION

APR 0 9 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)



SEC MAIL PROCESSING SECTION
RECEIVED
MAR [illegible] 2007
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph Worthington, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilford Securities Incorporated, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


BONNIE J SACHS
Notary Public - State of New York
NO. 01SA5020353
Qualified in Nassau County
My Commission Expires 11/15/04

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GILFORD SECURITIES INCORPORATED

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO RULE 17a-5 (d)

YEAR ENDED DECEMBER 31, 2006


SEC MAIL
WASH. D.C.

GILFORD SECURITIES INCORPORATED
FOR THE YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Gilford Securities Incorporated

We have audited the accompanying statement of financial condition of Gilford Securities Incorporated (the "Company") as of December 31, 2006, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gilford Securities Incorporated as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule (computation of net capital - page 13) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 16, 2007

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

GILFORD SECURITIES INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	144,946
Receivables from clearing broker-dealers		1,358,686
Marketable equity securities owned, at market value		7,540,317
Due from affiliate		6,000
Property and equipment, net		524,974
Securities not readily marketable		300,379
Other assets		218,878
TOTAL ASSETS	$	10,094,180

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Marketable equity securities sold, not yet purchased, at market value	$	118,584
Accrued expenses		2,025,831
Deferred tax liability		84,000
Accrued income taxes		204,017
Total liabilities		2,432,432
Commitments and contingencies (Notes 4 and 8)		
Shareholders' equity:		
Common stock, $.005 par value; 50,000 shares authorized, 9,332 shares issued and outstanding		46
Additional paid-in capital		2,794,377
Retained earnings		4,867,325
Total shareholders' equity		7,661,748
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	10,094,180

See accompanying notes to financial statements.

GILFORD SECURITIES INCORPORATED
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Income:		
Commission income	$	16,963,020
Trading		1,336,888
Interest income		1,554,080
Investment banking and corporate finance fees		3,794,605
Other income		362,626
Total income		24,011,219
Operating expenses:		
Salaries and employee benefits		14,343,018
Occupancy costs and equipment rental		1,115,346
Professional fees		944,727
Communications		818,356
Insurance		580,513
Clearance fees, floor brokerage and commissions		508,516
Other operating expenses		330,183
Travel and entertainment		170,722
Depreciation		142,041
Office expense		195,628
Total operating expenses		19,149,050
Income before provision for income taxes		4,862,169
Provision for income taxes		2,097,000
NET INCOME	$	2,765,169

See accompanying notes to financial statements.

GILFORD SECURITIES INCORPORATED
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balance - January 1, 2006	10,580	$ 52	$ 1,506,901	$ 5,291,868	$ 6,798,821
Dividends	-	-	-	(997,266)	(997,266)
Common stock purchased and retired	(3,460)	(17)	(151,657)	(2,192,446)	(2,344,120)
Common stock issued	2,212	11	1,439,133	-	1,439,144
Net income	-	-	-	2,765,169	2,765,169
BALANCE - DECEMBER 31, 2006	9,332	$ 46	$ 2,794,377	$ 4,867,325	$ 7,661,748

See accompanying notes to financial statements.

GILFORD SECURITIES INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income	$ 2,765,169
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	142,041
Loss on disposal of fixed assets	61,268
Deferred tax benefit	(14,000)
Changes in assets and liabilities:	
Receivable from clearing broker-dealer	2,842,587
Marketable equity securities owned, at market value	(3,760,613)
Other investments	35,205
Accrued expenses	(509,024)
Accrued income taxes	(61,847)
Marketable equity securities sold, not yet purchased, at market value	98,584
Net cash provided by operating activities	1,599,370
Cash used in investing activities:	
Purchase of property and equipment	(80,697)
Cash flows from financing activities:	
Decrease in due from affiliates	97,050
Common stock repurchased and retired	(2,344,120)
Proceeds from sale of common stock	1,439,144
Dividends paid	(792,450)
Net cash used in financing activities	(1,600,376)
Net decrease in cash and cash equivalents	(81,703)
Cash and cash equivalents - beginning	226,649
CASH AND CASH EQUIVALENTS - ENDING	$ 144,946
Supplemental disclosure of cash flow information:	
Income taxes paid	$ 2,029,181
Noncash financing activities:	
Dividend paid to shareholders in the form of marketable securities	$ 204,816

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gilford Securities Incorporated (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers. The Company was formed on September 24, 1979. The Company operates under the provisions of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The Company provides brokerage services to both institutional and individual investors and, as required by Rule 15c3-3, clears its securities transactions on a fully disclosed basis through a clearing broker-dealer. The clearing broker carries all of the customer accounts and maintains and preserves all related books and records. The Company also conducts underwriting and corporate finance activities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Principal transactions are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Revenue Recognition

Commission revenues associated with transactions in securities are recorded on a trade-date basis. Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or agent, net of syndicate expenses, along with fees earned from providing financial advisory services. Investment banking fees are recognized at the time the transaction is consummated. Corporate finance revenues represent fees earned from private placements offerings. Corporate finance fees are recorded as revenue when the related service has been rendered and the client is contractually obligated to pay.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with maturities of three months or less.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

Concentration of credit risk arises from balances that from time to time exceed the Federal Deposit insurance limit of $100,000.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences relate primarily to provisions established for depreciation and amortization for income tax purposes and not financial reporting purposes. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, when necessary, to reduce the deferred tax assets to their estimated net realizable value.

Property and Equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on a accelerated basis over the estimated useful lives of the assets, which range from five to seven years. For leasehold improvements, depreciation is provided over the shorter of the life of the asset or the term of the related lease.

NOTE 2. INVESTMENTS IN SECURITIES

At December 31, 2006, the Company held approximately $7,100,000 in a municipal money market security, which represents approximately 70% of the Company's total assets.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2006:

Furniture and fixtures	$ 601,186
Leasehold improvements	155,370
	756,556
Less: accumulated depreciation	(231,582)
Property and equipment, net	$ 524,974

Depreciation expense for the year ended December 31, 2006, amounted to $142,041.

NOTE 4. CONTINGENCIES

The Company is involved in certain claims that are currently in the process of being arbitrated. The Company's ultimate exposure if these items are decided unfavorably is not determinable; however, based upon its evaluation of this matter, management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition.

In addition, the Company is subject to various proceedings arising during the ordinary course of operations. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition.

NOTE 5. INCOME TAXES

The following is a summary of the Company's income tax provision recorded for the year ended December 31, 2006:

Current:	
Federal	$ 1,416,000
State and city	695,000
Total current	2,111,000
Deferred:	
Federal	(8,000)
State and city	(6,000)
Total deferred	(14,000)
Total tax provision	$ 2,097,000

The above provision for income taxes differs from the amount calculated by applying the statutory federal rate to pretax income principally because of state and local income taxes (net of the related federal tax benefit).

Deferred income taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal temporary difference is for depreciation for income tax purposes, which is different than amounts computed for financial reporting purposes.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, the Company was in compliance with these requirements. At December 31, 2006, the Company had net capital of $6,395,676, which exceeds the Company's minimum net capital requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1 as of December 31, 2006.

NOTE 7. RELATED-PARTY TRANSACTIONS

The Company and other entities affiliated with certain principal shareholders of the Company, share office space, personnel and other administrative expenses. Substantially all of these are borne by the Company.

During the year ended December 31, 2006, the Company loaned $3,000 to an entity affiliated with certain of its principal shareholders. At December 31, 2006, the Company is owed $6,000 from the affiliated entity. The Company was also repaid $103,050 from affiliated entities during the year ended December 31, 2006.

NOTE 8. LEASE COMMITMENTS

The Company leases its main office and other sales offices under non-cancelable leases expiring through December 2015. At December 31, 2006, future minimum annual lease commitments under all operating leases are as follows:

Year ending December 31:	
2007	$ 835,656
2008	844,879
2009	855,151
2010	645,299
2011	635,315
Thereafter	2,098,400
	$ 5,914,700

Rent expense amounted to $982,184 for the year ended December 31, 2006.

In addition to basic rent, the Company is obligated for the payment of escalation costs and additional costs as required under the terms of the leases.

NOTE 9. EMPLOYEE BENEFITS

The Company sponsors a 401(k) retirement plan for the benefit of participating employees. The plan covers all employees meeting certain eligibility requirements. The Company is under no obligation to make contributions to the plan. There was no charge to operations under the plan for the year ended December 31, 2006.

The Company is primarily self-insured, up to certain limits, for employee group health claims. Operations are charged (1) with the cost of claims reported and (2) an estimate of claims incurred but not reported. A liability for unpaid claims, including incurred-but-not-reported losses, is determined by management and is reflected in the statement of financial condition as an accrued liability. The determination of such claims and expenses and the appropriateness of the related liability is continually reviewed and updated.

NOTE 10. CLEARING AGREEMENT AND REBATED FEES

The Company has a clearing agreement with a clearing broker, under which clearing and other related services are provided to the Company. Pursuant to the agreement, the Company is entitled to certain rebates and other credits, as defined.

NOTE 11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from it clearing broker-dealer on a daily basis and by requiring customers to deposit additional collateral or reduce positions when necessary.

NOTE 12. SHAREHOLDERS' EQUITY

Pursuant to the terms of a shareholders agreement, in the event of a shareholders' termination of employment with the Company, or the death of a shareholder, for a period of 60 days the Company may redeem all or any part of the common shares owned by such shareholder. The amount to be paid is based on the Company's shareholders' equity per share, as defined in the agreement. If the Company elects not to purchase the shares, then for a period of 30 days an affiliate has the same rights with respect to the shares. If neither the Company nor the affiliate elect to purchase the shares, then commencing on the earlier to occur of 105 days after (1) the employees' termination or (2) the date the Company obtains actual notice of the death of a shareholder, for a period of 30 days the shareholder (or his or her representative) has the right, after notice to the Company, to require the Company to purchase such common shares based on a calculation of shareholders' equity per share, as defined in the agreement.

During 2006, the Company purchased 3,460 shares of common stock from shareholders for total consideration paid of approximately $2,350,000.

In addition, during 2006 the Company sold and issued 2,212 shares of common stock for total proceeds of approximately $1,440,000.

During 2006, the Company paid to its shareholders a dividend of marketable securities valued at $204,816 and cash dividends of $792,450.

NOTE 13. SUBSEQUENT EVENTS

On January 1, 2007, the Company's board of directors declared a $75 per share cash dividend for shareholders on record as of January 1, 2007, which was paid on January 2, 2007. The total amount of this dividend was $699,900.

On January 1, 2007, the Company's board of directors approved a 2-for-1 stock split, which reduced the par value of its shares to $.005 and increased the authorized number of shares to 50,000. All references in the financial statements and notes to financial statements to the number of shares and par value have been restated to give retroactive recognition to the stock split.

SUPPLEMENTARY INFORMATION

GILFORD SECURITIES INCORPORATED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net capital:	
Capital and allowable subordinated liabilities:	
Total shareholders' equity	$ 7,661,748
Deductions:	
Non-allowable assets:	
Property and equipment	(524,974)
Due from affiliates	(6,000)
Securities not readily marketable	(300,379)
Other assets	(218,878)
Total non-allowable assets	(1,050,231)
Other deductions:	
Haircuts on marketable securities	(215,841)
Total deductions	(1,266,072)
NET CAPITAL	$ 6,395,676
Aggregate indebtedness:	
Accrued expenses	$ 2,229,848
Computation of basic net capital requirement:	
Minimum net capital requirement of 6 2/3% of aggregate indebtedness	$ 148,656
Minimum net capital required	$ 250,000
Excess net capital	$ 6,145,676
Excess net capital at 1000%	$ 6,172,691
Ratio: aggregate indebtedness to net capital	0.35 to 1
Reconciliation with the Company's computation (included in Part II of Form x-17A-5 as of December 31, 2006)	
Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 6,350,706
Net effect of audit adjustments related to:	
Operating expense accruals	26,416
Tax accrual	18,554
NET CAPITAL, AS ADJUSTED	$ 6,395,676

See independent auditors' report.



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Gilford Securities Incorporated

In planning and performing our audit of the financial statements and supplemental schedule of Gilford Securities Incorporated (the "Company") for the year ended December 31, 2006, we considered the Company's internal control over financial reporting as a basis for designing audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company (including consideration of control activities for safeguarding securities). This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The Company's management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the purposes described in this report and would not necessarily disclose all matters in internal control that might be significant deficiencies or material weaknesses. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 16, 2007

END